UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Moldflow Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

608507109

(CUSIP Number)

May 23, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 608507109	13G	Page 2 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Trigran Investments, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois Company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 409,585 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 409,585 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,585 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.

Percent of Class Represented by Amount in Row (9)
Approximately 3.58% as of May 23, 2007 (based on 11,450,054 shares of Common Stock issued and outstanding (per Moldflow Corporation Form 10-Q dated May 10, 2007)).

12.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 608507109	13G	Page 3 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Douglas Granat

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 409,585 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 409,585 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,585 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.

Percent of Class Represented by Amount in Row (9)
Approximately 3.58% as of May 23, 2007 (based on 11,450,054 shares of Common Stock issued and outstanding (per Moldflow Corporation Form 10-Q dated May 10, 2007)).

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 608507109	13G	Page 4 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lawrence A. Oberman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 409,585 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 409,585 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,585 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain SHARES

11.

Percent of Class Represented by Amount in Row (9)
Approximately 3.58% as of May 23, 2007 (based on 11,450,054 shares of Common Stock issued and outstanding (per Moldflow Corporation Form 10-Q dated May 10, 2007)).

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 608507109	13G	Page 5 of 11

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven G. Simon

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 409,585 shares of Common Stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 409,585 shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 409,585 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.

Percent of Class Represented by Amount in Row (9)
Approximately 3.58% as of May 23, 2007 (based on 11,450,054 shares of Common Stock issued and outstanding (per Moldflow Corporation Form 10-Q dated May 10, 2007)).

12.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 608507109	13G	Page 6 of 11

Item 1(a)		Name of Issuer: Moldflow Corporation

Item 1(b)		Address of Issuer’s Principal Executive Offices:

430 Boston Post Road
Wayland, MA 01778

Item 2(a)		Name of Person Filing
Item 2(b)		Address of Principal Business Office
Item 2(c)		Citizenship

Trigran Investments, Inc.
630 Dundee Road, Suite 230
Northbrook, IL 60062
Illinois company

Douglas Granat
630 Dundee Road, Suite 230
Northbrook, IL 60062
U.S. Citizen

Lawrence A. Oberman
630 Dundee Road, Suite 230
Northbrook, IL 60062
U.S. Citizen

Steven G. Simon
630 Dundee Road, Suite 230
Northbrook, IL 60062
U.S. Citizen

2(d)		Title of Class of Securities:

Common Stock, $.01 par value per share

2(e)	CUSIP Number:	608507109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

CUSIP NO. 608507109	13G	Page 7 of 11

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. X

Item 4	Ownership:

TRIGRAN INVESTMENTS, INC.
DOUGLAS GRANAT
LAWRENCE A. OBERMAN
STEVEN G. SIMON

(a) Amount beneficially owned:

409,585 shares of Common Stock (1)

(b) Percent of Class:

Approximately 3.58% as of May 23, 2007 (based on 11,450,054 shares of Common Stock issued and outstanding (per Moldflow Corporation Form 10-Q dated May 10, 2007)).

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

0

(ii) shared power to vote or to direct the vote:

409,585 shares of Common Stock

CUSIP NO. 608507109	13G	Page 8 of 11

(iii)	sole power to dispose or to direct the disposition of:

0

(iv)	shared power to dispose or to direct the disposition of:

409,585 shares of Common Stock

(1)    Douglas Granat, Lawrence A. Oberman and Steven G. Simon are the controlling shareholders and sole directors of Trigran Investments, Inc. Trigran Investments, Inc. is the general partner of Trigran Investments, L.P. and Trigran Investments, L.P. II. As of May 23, 2007, Trigran Investments, L.P. directly owned 282,665 shares (representing approximately 2.47% of the outstanding shares of the issuer) and Trigran Investments, L.P. II directly owned 126,920 shares (representing approximately 1.11% of the outstanding shares of the issuer).

Item 5	Ownership of Five Percent or Less of a Class: X

As of the date hereof, the filing persons have ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 608507109	13G	Page 9 of 11

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 25th day of May, 2007

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name: Lawrence A. Oberman
Its: Executive Vice President

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Douglas Granat
Douglas Granat

/s/ Steven G. Simon
Steven G. Simon

CUSIP NO. 608507109	13G	Page 10 of 11

INDEX TO EXHIBITS	PAGE

EXHIBIT 1: Agreement to Make a Joint Filing	10